UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K/A


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For November 02, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 02, 2006  -  Transaction in Own shares







Thursday 2nd November 2006

                                   BUNZL PLC

                     TRANSACTION IN OWN SHARES - Correction


This replaces the RNS announcement of 1st November 2006, which contained reference to market high and low prices which were irrelevant to this particular trade.

Bunzl plc ("Bunzl") announced on the 1st November 2006 that they purchased through Citigroup Global Markets U.K. Equity Limited 1,766,910 of its ordinary shares at a price of 696.0p per share. The purchased shares will be held as treasury shares

Following the above purchase, Bunzl holds 5,381,910 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 342,880,988.


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 02, 2006                    By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer